UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Alon USA Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
Jeff. D. Morris
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No.	020520102	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		33,601,031

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		231,015

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,601,031

WITH	10	SHARED DISPOSITIVE POWER

		231,015

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,832,046

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	72.3% based on 46,819,862 shares outstanding

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP NO. 020520102	13D/A	Page 3 of 6 Pages
Amendment No. 3 to Schedule 13D
     This is Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, as amended by that Amendment No. 2 to Schedule 13D filed on September 8, 2008, relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).
     The Schedule 13D is hereby amended as follows:
Item 2. Identity and Background
Appendix I of Item 2 is hereby amended and restated in its entirety with Appendix I attached hereto.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following paragraph:
     On September 17, 2009, Alon Israel entered into an agreement with Africa Israel Trade & Agencies Ltd, one of its shareholders ( “Africa Israel”), pursuant to which Alon Israel acquired 2,200,428 shares of its outstanding common stock in exchange for (i) 2,579,774 shares of the Common Stock, (ii) an option exercisable for no additional consideration by Africa Israel to acquire up to 3,675,539 shares of the Common Stock and (iii) an option exercisable by Africa Israel to acquire approximately 7% of the outstanding shares of an unrelated subsidiary of Alon Israel. The disposition of 2,579,774 shares of the Common Stock was a transfer of over 1% of Alon Israel’s ownership in the Issuer.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended by replacing the first paragraph in its entirety with the following:
     The Issuer is believed to have 46,819,862 shares of Common Stock outstanding based on the number of shares of Common Stock outstanding on July 31, 2009 as set forth in the Issuer’s Form 10-Q for the quarter ended June 30, 2009. Alon Israel beneficially owns 33,832,046 shares of the Common Stock or approximately 72.3% of the outstanding Common Stock and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of 33,601,031 shares and the shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of 231,015 shares.

CUSIP NO. 020520102	13D/A	Page 4 of 6 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Wiessman	September 22, 2009

David Wiessman
President and Chief Executive Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 020520102	13D/A	Page 5 of 6 Pages
Appendix 1

Alon Israel Oil Company, Ltd.
Senior Executives

David Wiessman	Chief Executive Officer	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Ortal Klein	General Counsel	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Shmuel Timor	Vice President, Marketing	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Ilan Kliger	Chief Financial Officer	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Limor Ganot	Vice President, M&A and Business Development	France Building, Europark P.O. Box 10 Yakum 60972, Israel

Yuval Raikin	Deputy Chief Financial Officer	France Building, Europark P.O. Box 10 Yakum 60972, Israel
Board Members

David Wiessman	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer and President of Alon Israel; Executive Chairman of the Board of Directors of Alon USA Energy, Inc.; Chairman of the Board of Directors of Blue Square — Israel, Ltd.; active Joint Chairman of the board of directors and Executive Chairman of the Board of Directors and President of Dor Alon Energy in Israel (1988) Ltd.

Yeshayahu Pery	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of the Board of MIGAL, Inc.

Itzhak Bader	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of the Board of Directors of Alon Israel; Chairman of Granot Irgun Shitufi Ezori, Aguda Shitufit Haklait Merkazit Ltd., a purchasing organization of the Kibbutz movement

CUSIP NO. 020520102	13D/A	Page 6 of 6 Pages

Israel Ben Yacov	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chairman of Dor Alon Gas Technologies, Pizza Hut Israel LLP and S.D. Lul Mazon Ltd.; Head of the economic division in the United Kibbutz Movement

Yehuda Freidenberg	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Owner of an economic consulting firm in Israel

Shlomo Even	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Partner in the certified public accounting firm of Troshi Even

Diana Bogoslavsky	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Managing Director of Mishkey Emek Hayarden — Aguda Merkazit Haklait Shitufit Ltd., a procurement organization, and Managing Director of Zemach Enterprises, a cooperative of 12 companies

Oded Rubenstein	France Building, Europark P.O. Box 10 Yakum 60972, Israel	Chief Executive Officer of Mishkei Negev, an organization of the Kibbutz movement